Bank of America Merrill Lynch 2016 Leveraged Finance Conference CenturyLink & Level 3 November 29, 2016 Filed by CenturyLink, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a–12 of the Securities Exchange Act of 1934 Subject Company: Level 3 Communications, Inc. Commission File No.: 001-35134

Except for the historical and factual information contained herein, the matters set forth in this presentation, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “expects,” “projects,” “plans,” “intends” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed transaction or the combined company. You should not place undue reliance on these forward looking statements, which speak only as of the date of this document. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-Looking Statements

CenturyLink and Level 3 plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus and the filings that will be incorporated by reference in the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations. Participants in the Solicitation The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information

Stewart Ewing Executive Vice President & Chief Financial Officer, CenturyLink Sunit Patel Executive Vice President & Chief Financial Officer, Level 3 Mark Stoutenberg Investor Relations, Level 3 Conference Participants

Improve the Lives of Our Customers by Connecting them to the Digital World The Trusted Connection to the Networked World Provide our customers leading products and services enabled by the fastest, most reliable broadband network Customer-centric focus delivered by committed employees Build scalable and efficient network-based services to deliver industry-leading value Operational excellence is our core value discipline Advancing Shared Visions and Strategies

CenturyLink

Level(3) COMMUNICATIONS

Transaction Overview

Leading Facilities-Based Enterprise Communications Provider	• $19bn in pro forma business revenue represents ~76% of total consolidated revenue (1)(2) • Increases network by 200,000 route miles of fiber, including 64,000 route miles in more than 350 metropolitan areas and 33,000 subsea fiber route miles connecting multiple continents • On-net buildings expected to increase by nearly 75% to approximately 75,000, including 10,000 buildings in EMEA and Latin America
Strong Financial Profile	• Pro forma revenue of $26bn and adjusted EBITDA of $11bn (including synergies) (2)(3) ○ Pro forma business revenue of $19bn and $13bn in business strategic revenue (1)(2) • Accretive to free cash flow in first year following close and significantly accretive on annual run-rate basis thereafter • Acceleration of nearly $10bn Level 3 NOLs drives robust free cash flow and significantly lowered dividend payout ratio • Pro forma net leverage of less than 3.7x at close (including run-rate synergies) (3)

Multiple Opportunities for Growth	• Accretive to CenturyLink's existing growth profile with additional upside opportunities:
	  ○ Deploy product portfolio across combined customer bases
	  ○ Increased scale of network with dense local metropolitan areas and global reach

Proven Ability to Integrate and Meet / Exceed Synergy Targets	• Expected to achieve $975mm in annual run-rate cash synergies
	  ○ $850mm opex and $125mm capex synergies targeted
	• Track record of strong execution and meeting or exceeding synergy targets
	  ○ CenturyLink: Qwest, Embarq; Level 3: tw telecom, Global Crossing

Source: Company filings.
(1) Excludes CenturyLink Other Revenues.
(2) Combined balances and metrics represent pro forma results of CenturyLink and Level 3 as of LTM ended June 30, 2016.
(3) Includes expected run-rate cost synergies of $850mm.

6

Expansive Domestic and Global Network

Pro Forma Network Map



Legend
Level 3 On-net Area with Metro Network
Level 3 On-net Metropolitan Area
Level 3 Owned & Leased Network
CenturyLink Core Fiber
CenturyLink Local Territory

CenturyLink + Level(3)	
Metropolitan Areas with Metro Fiber	350
On-Net Buildings	75,000

International Presence

Europe



Edinburgh
Dublin
London
Amsterdam
Frankfurt
Paris
Zurich
Milan
Madrid

Latin America



Caracas
Bogotá
Lima
Rio de Janeiro
São Paulo
Santiago
Buenos Aires

Asia



Seoul
Tokyo
Hong Kong
Singapore
Perth
Sydney

Africa



Dubai
Nairobi
Johannesburg
Capetown

Source: Company filings and website.

7

Combining Diversified and Complementary Businesses

LTM 2Q'16A Revenue Mix

CenturyLink

Total Revenue: $16.5bn [1]


Consumer
36%
64%
Business

Total Core Revenue: $16.0bn [2]


Legacy
50%
50%
Strategic

Total Business Strategic Revenue: $4.8bn

CenturyLink + Level 3

Total Revenue: $24.7bn [1]


Consumer
24%
76%
Business

Total Core Revenue: $24.2bn [2]


Legacy
35%
65%
Strategic

Total Business Strategic Revenue: $12.6bn

Source: Company filings.
(1) Total Revenue excludes CenturyLink Other Revenues.
(2) Total Core Revenue excludes CenturyLink data integration and Other Revenues; treats Level 3's WVS revenue as Legacy revenue.

8

Leading Business Focus and Scale

Business Focus

Enterprise / SME / Wholesale Revenue as % of Total Revenue (2015A)



76%
17%
13%
13%
6%
CenturyLink + Level(3) (1)
at&t (2)
verizon (3)
Charter (4)
COMCAST

Leading Domestic Communications Provider Serving Global Enterprise Customers

Enterprise / SME / Wholesale Revenue ($bn, 2015A)



$32.5
$18.8
$17.3
$10.6
$8.2
$4.9
$4.7
at&t (2)
CenturyLink + Level(3)
verizon (3)
CenturyLink
Level(3) (5)
Charter (4)
COMCAST

Source: Company filings.
(1) Excludes CenturyLink Other Revenues.
(2) Pro forma for TWX acquisition.
(3) Pro forma for the sale of wireline assets to Frontier Communications and Yahoo acquisition.
(4) Pro forma for TWC and Bright House acquisitions.
(5) Excludes other operating revenues.

9

CentryLink Level (3) Communications

$975mm Annually in Clear, Achievable Synergies

	Description	Amount	Timing
Operating Cost Savings	• Corporate • Network and Operational Efficiencies • IT Support • Purchasing Synergies • Advertising / Marketing	~$850mm annually	80% of run-rate within 36 months
Capex Synergies	• Purchasing Synergies	~$125mm annually	100% of run-rate within 36 months
Integration Costs	• Realization of Synergies • Network Integration	~$685mm (one-time)	Incur majority by 2019

CenturyLink and Level 3 have a proven ability to integrate and meet or exceed synergy targets

10

Pro Forma Capital Structure and Financial Policy

- Combined company's capital structure benefits from:
  - Strong liquidity profile, including $2bn unfunded revolver
  - Free cash flow accretion and focus on sustainable free cash flow growth
  - Significantly lowered dividend payout ratio
- Long-term leverage target at ~3.0x
- On November 4, 2016, CenturyLink reached an agreement to sell its data center and colocation business. The company plans to use the net proceeds of $1.5 to $1.7 billion from this sale to partly fund its acquisition of Level 3 Communications.

Pro Forma Capitalization (2Q'16A)

	CenturyLink (1)	Level(3)	CenturyLink + Level(3)
Net Debt	**$19.7**	**$9.7**	
2Q'16A LTM Adj. EBITDA (Pre-SBC) (2)	7.0	2.7	
Net Leverage (3)	**2.8x**	**3.5x**	**3.7x**

Source: Company filings.
Note: Dollars in billions.
(1) Excludes Qwest 2056 Notes issued in August 2016.
(2) LTM EBITDA modified to exclude Level 3's Venezuelan subsidiary's operations that were deconsolidated as of September 30, 2015
(3) Includes run-rate synergies.

11

Key conditions Regulatory approvals and customary closing conditions HSR Clearance FCC Review National Security Approvals Certain State Regulatory Approvals International Filings Approval by CenturyLink and Level 3 shareholders Voting agreement in place with STT Crossing, a wholly owned subsidiary of ST Telemedia (currently holds 18% of Level 3) Expected closing by the end of third quarter 2017 Roadmap to Completion

Bank of America Merrill Lynch 2016 Leveraged Finance Conference Q&A November 29, 2016